[SunTrust Letterhead]

February 24, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joyce A. Sweeney
Accounting Branch Chief

Re:	SunTrust Banks, Inc. (file no. 001-8918)
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005

Dear Ms. Sweeney:

We have set forth below our response to the comment of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated February 23, 2006, concerning the SunTrust Banks, Inc. (the “Company”) Form 10-K for the year ended December 31, 2004, Form 10-Q for the quarter ended March 31, 2005, Form 10-Q for the quarter ended June 30, 2005 and Form 10-Q for the quarter ended September 30, 2005.

For your convenience, we have repeated your comment prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Exhibit 13.1 — 2004 Annual Report

Note 17 — Derivatives and Off-Balance Sheet Arrangements, page 95

Comment:	We note your comprehensive materiality analysis in response to comment 4 of our letter dated January 24, 2006. We believe you should record the cumulative adjustment of the identified hedge accounting misstatements in the 4th quarter of 2005. Please provide us with your proposed December 31, 2005 Form 10-K disclosure that includes the following:

• a description of the misstatements;

• your conclusion regarding materiality assuming no hedge accounting as a result of the errors;

• quantify and describe the impact on previously reported results, including trends and volatility; and

• describe your plans for these hedging relationships going forward.

SunTrust Banks, Inc.

February 24, 2006

Response:

The Company will record the cumulative adjustment for the hedge accounting misstatements described in our letter dated February 6, 2006 in the 4th quarter of 2005. The Company will include the following disclosure related to the misstatements in its Form 10-K for the year ended December 31, 2005:

The following language will be inserted as an explanatory note in Part I – Financial Information of the 2005 Form 10-K. Specifically, the disclosure will be included in the opening section of Management’s Discussion and Analysis.

Subsequent to the release of the Company’s earnings on January 18, 2006, the Company identified immaterial accounting errors related to certain derivative transactions accounted for under hedge accounting. The cumulative impact of correcting these errors was recorded as of December 31, 2005. Please see Fourth Quarter 2005 Results for additional discussion.

The following disclosure will be included in the 1st paragraph in the “Fourth Quarter 2005 Results” section of Management’s Discussion and Analysis.

SunTrust reported net income of $518.5 million, or $1.43 per diluted share for the fourth quarter of 2005 compared to $455.7 million, or $1.26 per diluted share for the fourth quarter of 2004. After-tax merger expense of $4.1 million, or $0.01 per diluted share, related to the Company’s acquisition of NCF on October 1, 2004 was incurred in the fourth quarter of 2005 compared to $18.5 million, or $0.05 per diluted share, in the fourth quarter of 2004.

The above mentioned results for the fourth quarter of 2005 are different from what the Company reported in its January 18, 2006 earnings release in which the Company reported net income of $513.8 million, or $1.41 per diluted share. The difference of $4.7 million equaled 0.91% of net income for the fourth quarter of 2005. Subsequent to the release of the Company’s earnings on January 18, 2006, the Company identified immaterial accounting errors related to certain derivative transactions. The misstatements related to the Company’s interpretation and application of the “shortcut” method of hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company determined that these hedges did not qualify for hedge accounting using the “shortcut” method. As a result, changes in the market value of the derivatives should have been recorded through noninterest income with no corresponding offset to the hedged item. The Company evaluated the impact of these errors to all quarterly and annual periods since the inception of the hedges.

SunTrust Banks, Inc.

February 24, 2006

The annual impact of these errors to net income for each of the three years ended December 31, 2005 was 1.3%, 1.9%, and 1.3%, respectively. The Company does not believe that these errors either positively or negatively affect the Company’s financial trends. The Company concluded that the impact of these errors was immaterial to all annual and quarterly periods; however, the Company determined that it was appropriate to record an adjustment as of December 31, 2005 to correct the cumulative impact of these errors. The cumulative pre-tax impact of these errors resulted in additional noninterest income of $7.5 million, which is included in trading account profits and commissions in the Consolidated Statement of Income.

As of December 31, 2005, seven derivatives remained outstanding with a total notional value of $1.1 billion. The Company terminated four of the derivatives in the first quarter of 2006. Two of the derivatives will be designated in the first quarter of 2006 as hedges using the “long haul” method under SFAS No. 133, and one of the derivatives was classified as a trading position. The hedged items associated with these derivatives consisted of an asset and liabilities. Each of these hedged items continue to remain outstanding.

In connection with our responses the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SunTrust Banks, Inc.

February 24, 2006

Please feel free to call the undersigned at (404) 813-1281 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy
Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. Raymond D. Fortin
Corporate Executive Vice President
and General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. Denis J. Duncan
PricewaterhouseCoopers, Engagement Partner
Mr. John D. Wilson
King & Spalding LLP, Partner